Exhibit 99.1

Masterworks 070, LLC

	Gross Artwork Sale Proceeds	$2,700,000
(+)	Cash on Balance Sheet	$110
(-)	Sale Expenses Charged to Issuer	$0
=	Net Liquidation Proceeds	$2,700,110
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(44,626.00)
=	Distributable Proceeds to Class A Shares	$2,655,384.00
(/)	Total Class A Shares Outstanding	123,844 *
=	Distributable Proceeds per Class A Share	$21.44
(/)	Initial Offering Price per Class A Share	$20.00
=	Multiple on Invested Capital (MOIC)	1.07

	Offering period
	Cash Receipt Date	12/12/2022
(-)	Final Offering Close Date	3/31/2022
=	Days from final close to cash receipt	256
(/)	Days of year	365
=	IRR Period (in years)	0.70

	IRR Calculation
	MOIC	1.07
	IRR Period (in years)	0.70
	IRR	10.4%

*Reflects 1,744 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.